August 25, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 6010

Washington, DC 20549

Attn:       Brian Cascio, Accounting Branch Chief

Martin James, Senior Assistant Chief Accountant

Lynn Dicker

Re:      American Medical Technologies, Inc. – Form 10-KSB for the fiscal year ended December 31, 2004 and Form 10-QSB for the fiscal quarter ended March 31, 2005

Ladies and Gentlemen:

On June 29, 2005 we received your letter requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain responses to items disclosed in the Form 10-KSB and Form 10-QSB filed with the Commission by American Medical Technologies, Inc. (the “Company”) for the year ended December 31, 2004 and quarter ended March 31, 2005, respectively.  This letter sets forth the information requested in that letter.  For your convenience, the paragraphs included in this letter are numbered to correspond with the comments in your letter.  Below each comment we have provided a response to that comment and, where applicable, an example of how that response will be implemented in future filings, using language revised from our previous filing.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Inventories – Slow Moving, page 10

1.     We note your disclosure that the “valuation allowance could change materially, either up or down, if actual part usage in future years is materially different than the usage projected.”  In future filings please clarify that any inventory write-downs create a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances in accordance with SAB Topic 5.BB.

Response:

In response to the comment above, we will revise in future filing our Inventories disclosure to clarify that a new cost basis cannot be subsequently marked up.

Revision:

The valuation allowance could change materially either up or down, if actual part usage in future years is materially different than the usage projected at December 31, 2004; however, the new cost basis cannot subsequently be marked up based on changes in underlying facts and circumstances.

Results of Operations, page 10

2.     In future filings, please quantify, in dollars, the reasons that you describe are primarily attributable to a change in a line item.  For example, you say that gross profit improved because of the elimination of the need to increase inventory reserves and an increase in selling prices.  Also, in your March 31, 2005 Form 10-QSB you state that the improvement in gross profit is mostly attributable to decreases in the warranty provision and labor/overhead variance and increased sales prices.  However, you do not list the dollar impact of these changes.  In addition, each of the factors that contributed to the improved margins and any significant changes in expense amounts each period should be quantified and discussed, to the extent practicable, along with details of whether these are trends that are expected to continue.

Response:

In response to the comment above, we will revise in future filings our discussion of Results of Operations to quantify in dollars the reasons that we describe are primarily attributable to a change in a line item.

Revision:

Results of Operations (Form 10-KSB for the Year Ended December 31, 2004)

For the year ended December 31, 2004, the Company’s revenues decreased approximately 19% compared to 2003.  This decrease in revenues was primarily due to the sale of the Company’s laser division in May 2003.  Additionally, the Company was unable to attract additional dealers and independent sales representatives until they were convinced that the negative financial conditions of the Company had been corrected.  As a result of the Company’s negative financial conditions prior to the sale of the laser division, the Company’s relationship with its vendors was strained and hindered its ability to purchase parts to manufacture and repair its products, and prohibited the Company’s participation in major dental shows, a primary source of sales and exposure to customers.

Gross profit as a percentage of revenues was approximately 47% for the year ended December 31, 2004 compared to 40% for the year ended December 31, 2003. The reason for this improvement was the elimination of the need to increase inventory reserves and an increase in selling prices. The provision for slow-moving inventory was $2,527,924 in 2004 and $2,611,145 in 2003. Selling prices increased approximately $130,000.  The Company does not anticipate any major price increases in 2005.

Selling, general and administrative expenses were $2,693,427 and $2,644,729 in 2004 and 2003.  In 2004, the Company’s selling, general and administrative expenses continued to remain low as a result of restructuring efforts implemented in 2002. Selling, general and administrative expenses were $6,772,812 in 2002.

Other income was $1,932,369 in 2004 and $4,123,763 in 2003.  Of the amount for 2004, $1.6 million is related to the sale of the Biolase shares.  Of the amount for 2003, $3.9 million is related to a gain on the sale of the Dental Laser Assets to Biolase.

Interest expense declined from $136,518 in 2003 to $115,944 in 2004.  This reduction is due to the pay off of the $1.825 million Bank One loan in May 2003 with a portion of the proceeds from the sale of the Dental Laser Assets.

Research and development activities were $152,252 in 2004 and $233,898 in 2003. Research and development in 2004 and 2003 was primarily related to the development of the Company’s KCP Flexijet® product.  The decrease in expenses in 2004 was a result of the initial research and development being completed in 2003.  In 2004, the expenses were related to the development of an improved handpiece for the Flexijet.

The Company had no income tax expense in 2004.  The Company had no income tax expense in 2003.  At December 31, 2004, the Company had approximately $22 million of net operating loss carry forwards. These net operating loss carry forwards expire in various amounts in the years 2008 through 2023.

Results of Operations (Form 10-QSB for the Quarter Ended March 31, 2005)

The Company had revenues of $611,286 for the three-month period ended March 31, 2005 compared to $398,747 for the same period in 2004, an increase of 53%. For the three-month period, domestic revenues increased $101,082 or 33%, while international revenues increased $41,818 or 48% over the same period. The increases resulted primarily from increased marketing efforts, an increase in sales prices of approximately $36,000  and an increase of $131,254 in sales of the Company’s KCP Flexijet®, an air abrasion unit with an integrated water system Additionally, royalties increased from $966 to $70,605 due to air abrasion licensing agreements signed with Danville Engineering and KaVo in 2005.  The Company expects revenue increases from its KCP® and industrial product lines to continue.

Gross profit as a percentage of revenues was 53% for the three-month period ended March 31, 2005, compared to 49% for the same period in 2004.  The improvement in gross profit is primarily attributable to a $10,228 decrease in the warranty provision, a $16,027 decrease in labor/overhead variance, an $11,242 decrease in standard cost of inventory and the sales increases noted previously.

Selling, general and administrative expenses were $594,126, for the three-month period ended March 31, 2005 compared to $785,375 for the same period in 2004, constituting a decrease of 24%.  Selling, general and administrative expenses in 2004 included legal and other professional fees of approximately $208,000 incurred due to litigation which has since been settled.

Research and development expenses were $31,389 for the three-month period ended March 31, 2005 compared to $42,183 for the same period in 2004, a decrease of 24%.  The decrease is primarily due to the Flexijet® handpiece modifications being completed in 2004.

For the three-month period ended March 31, 2005, the net loss was ($288,915) as compared to net income of $1,087,318 for the same period in 2004.  Of the $1,087,318 in net income in 2004, $1,642,050 was other income arising from the sale of the Biolase Shares.  The Company experienced a loss from operations of ($269,932) for the three months ended March 31, 2005, compared to a loss from operations of ($631,547) in the same period of 2004.  There was a substantial decrease in legal and other professional fees in the current period, which accounted for $208,531of the reduction in the net loss from operations.

Liquidity and Capital Resources, page 11

3.     We see that cash used in operating activities has varied significantly from period to period and that movements have been inconsistent with earnings.  In future filings please provide a more detailed analysis of movements in operating cash flows from period to period.  That analysis should identify, describe and quantify the underlying drivers of operating cash flows and should more fully reflect the guidance from FR-72.  Please apply in future filings.

Response:

In response to the comment above, we will revise in future filings our discussion of Liquidity and Capital Resources to include a more detailed analysis of movements in operating cash flows from period to period.

Revision:

Liquidity and Capital Resources

The Company’s operating activities used $3,399,701 in cash resources in 2004.  Cash used by operating activities in 2004 related primarily to payments of existing accounts payable ($996,914), legal settlements ($200,000), accrued employee compensation ($550,000) and other accrued liabilities ($271,919).  These items were partially offset by the sale of the 307,500 shares of Biolase stock in March 2004 which resulted in approximately $5.3 million of net proceeds, as reported in investing.

Item 7. Financial Statements, page 12

Consolidated Statements of Cash Flows, page 16

4.     We noted that the effect of exchange rates on cash of $11,542 and $56,681 for 2004 and 2003, respectively, are the same as the foreign currency translations on your consolidated statements of stockholders’ equity.  Please tell us whether you prepared the statement of cash flows for your German operations using the exchange rates in effect at the time of the cash flows in accordance with paragraph 25 of SFAS 95.  Revise as necessary in future filings.

Response:

In response to the comment above, the statement of cash flows for our German operations was prepared using exchange rates in effect at the end of the year as the cash flows for our German operations were immaterial.

Total operating cash flows for our German operations were only $60,760 and $80,734 in 2004 and 2003, respectively.

As of December 31, 2004, the Company ceased operations of its wholly-owned subsidiary based in Keltern, Germany.  All current sales activities in Germany are being conducted through an exclusive German distributor.

Note 1. Organization and Significant Accounting Policies, page 17

Inventories, page 18

5.     We noted that you record a 100% valuation allowance on any parts on hand exceeding three years of projected usage.  Please tell us whether your record any provision on parts that do not exceed three years, and how your accounting policy is in accordance with GAAP.  Refer to Chapter 4 of ARB 43.

Response:

In response to the comment above, a provision on parts that do not exceed three years of projected usage is effectively provided through the Company’s present policy of estimating that projected annual usage will only be 50% of the prior 12 months’ part usage in order to take into consideration the resulting loss of utility for parts that are held 1-3 years. The 50% factor was determined based on recent history of declining sales. The Company previously determined its reserve based on five years of projected usage. During the fourth quarter of 2002, the Company reassessed its methodology due to the significant downturn in business the Company was experiencing at that time.  Revenues decreased from $19,685,222 during 2000 to $8,943,076 during 2002. The reassessment resulted in an additional provision of $1.4 million during 2002. The methodology is evaluated periodically and the projected usage may be increased once the Company displays a stable or increasing trend for sales.  However, as noted earlier, any previously-reserved inventory cannot subsequently be marked up based on improvements in current sales levels.

ARB 43 states that the rules of “lower of cash or market” may properly be applied either directly to each item or to the total of the inventory.  The Company’s inventory represents a largely homogeneous group of small parts whose selling prices are typically not affected by temporary or small fluctuations in current costs of purchase or manufacture.  The measurement of loss of utility of our inventories is primarily driven by excess quantities.  To the extent that specific significant items have been deemed obsolete, the Company specifically writes-off the items from inventory.  We believe our methodology of primarily relying on a formula to assess potential obsolescence is consistent with the guidance in Chapter 4 of ARB 43 to reflect inventories at the lower of cost or market.

Revenue Recognition, page 19

6.     We note from your website that you grant your customers a money back guarantee, whereby “all items except otherwise mentioned, may be returned within 30 days from the original invoice date.”  In future filings your revenue recognition policies should address the extent of any rights of return in accordance with SFAS 48.

Response:

In response to the comment above, we will revise in future filings our Revenue Recognition policy to address the extent of any rights of return.  Note that claims based on the 30-day money-back guarantee have been insignificant.

Revision:

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: 1) a contract or sales arrangement exists and the buyer is obligated to pay and such obligation would not be changed in the event of theft or physical destruction or damage of the product; 2) products have been shipped, and if necessary installed, and title has been transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; 4) no further obligation exists on the part of the Company (other than warranty obligations); and 5) collectibility is reasonably assured.  The Company provides a 30-day unconditional money-back guarantee and a warranty for one year of parts and labor on defective products.  The Company accrues its estimated exposure to returns and warranty claims based upon historical average returns and claims paid.  The Company recognizes the related estimated warranty expense when title is transferred to the customer, generally upon shipment.  The Company recognizes revenue on certain sales to two of its international distributors under terms that require shipment to a local independent warehouse.  Only the Company’s Anthos dental chairs and its networked camera systems required installation, and revenue is not recorded until the installation is complete.  The Company’s policy is to include shipping and handling costs, net of the related revenues, in costs of goods sold.

Receivables and Credit Policies, page 19

7.     We note that your valuation allowance includes a provision for 5% of the balance less than 90 days past due.  Please tell us how you determined the 5% provision rate, whether it is a general reserve, and how it is in accordance with GAAP, citing applicable literature.

Response:

In response to the comment above, 5% provision rate has been determined based on historical experience.  Appendix A of SFAS No. 5 specifically notes that the probability and estimate of losses from uncollectible accounts “may be considered in relation to individual receivables or in relation to groups or similar types of receivables.  If the conditions are met (i.e., probable and can be reasonably estimated), accrual shall be made even though the particular receivables that are uncollectible may not be identified”.  Additionally, management specifically assesses significant accounts for collectibility and records an additional reserve if appropriate.  We will revise in future filings our discussion of Receivables and Credit Policies to include this additional assessment.  We do not consider our methodology to be a general reserve which is prohibited by SFAS No. 5.

Revision:

Receivables and Credit Policies

Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

Payments on trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade receivables is reduced by a valuation allowance for any invoices over 90 days past due and 5% of the remaining balance.  Additionally, management addresses significant individual accounts for collectibility and provides an additional valuation allowance if necessary.

Intangible Assets, page 19

8.     We note that the Company recorded a goodwill impairment of $1,971,427 in the fourth quarter of 2003.  Please tell us why the goodwill was not tested for impairment during the second quarter of 2003 when you sold the dental laser assets to Biolase Technologies in accordance with paragraph 28 of SFAS 142.

Response:

(Please refer to our response to Comment 9 first.)

In response to the comment above, the dental laser assets did not represent a reporting unit according to SFAS 142 (either an operating segment or component) as noted in our response to Comment 9.  Accordingly, an impairment assessment of goodwill attributable to the dental laser assets was not appropriate, as none was attributable to the assets sold.  For purposes of goodwill impairment, we do not believe the sale of dental laser assets was a triggering event under SFAS 142 as the sale substantially improved the Company’s financial position.  In our view, a triggering event did occur in the fourth quarter of 2003 when the Company elected to exit its laser line of business in combination with the Company’s continuing poor operating results.  At that juncture, goodwill was assessed and was determined to be fully impaired .

9.     Additionally, please tell us why the goodwill was not allocated to the dental laser assets sold to Biolase Technologies and included in the calculation of the gain on the sale.

Response:

In response to the comment above, the dental laser assets did not represent a reporting unit according to SFAS 142. Per SFAS 142, a reporting unit is an operating segment as defined in SFAS 131 or a component that constitutes a business as defined in EITF 98-3.  The Company’s laser business included the capability to produce dental, medical or veterinary lasers. As such, the assets sold were just one component of a broader line of business. Discrete financial information, for example, was not available for the dental laser assets and it was therefore not possible for management to adequately assess performance of these assets beyond gross profits on dental laser sales.  In addition, there were no separate long-lived assets, employees and processes for the dental laser assets that were sold.  Accordingly, no goodwill could be attributed to the dental laser assets and included in the calculation of the gain on the sale.

In order to illustrate this point, we have attached as Exhibit I the audited statements of selected assets and liabilities of the American Dental Laser division of American Medical Technologies, Inc (the dental laser assets) as of December 31, 2002 and 2001 and the related statements of revenues and expenses for the years then ended which were included in Biolase Technologies Inc.’s Form S-3/A filed February 24, 2004. As described in Note 1 under Basis of Presentation, with the exception of cost of sales, substantially all operating expenses for the Statement of Revenues and Expenses had to be allocated to the assets sold on some reasonable basis, such as percentage of revenue, as discrete financial information for the dental laser assets did not exist.  Accounts receivable reflected in the statement of selected assets and liabilities were manually compiled from the Company’s accounts receivable trade subsidiary ledger. Machinery and equipment was manually compiled from property ledgers. The manner in which the Company’s financial information had to be manipulated to compile the financial statements in Exhibit I is to us compelling evidence that the assets sold did not constitute an operating segment or reportable unit.

Note 3, Sale of Dental Laser Assets, page 22

10.   Please tell us why the sale of the dental laser assets to Biolase Technologies on May 21, 2003 was not accounted for as a discontinued operation in accordance with SFAS 144.

Response:

In response to the comment above, the dental laser assets did not represent a reporting unit as defined in SFAS 142 or a reportable segment or an operating segment as defined in SFAS 131.  Accordingly, the sale of the dental laser assets was not accounted for as a discontinued operation.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

Condensed Consolidated Statements of Operations, page 2

11.   We noted from your statement of operations that there were no dividends on the preferred stock for the first quarter of 2005.  However, your condensed consolidated statement of cash flows shows a payment of $40,000 for Series B preferred dividends. Please reconcile the two statements and revise future filings as necessary.

Response:

In response to the comment above, the dividends paid, as reflected in the condensed consolidated statement of cash flows for the quarter ended March 31, 2005, were declared during 2004 and accrued in the statement of operations for the year ended December 31, 2004.  The statement of cash flows for the year ended December 31, 2004 incorrectly includes these dividends as being paid.

No dividends were declared during the quarter ended March 31, 2005.  We will revise future filings to reflect a $40,000 reduction in Series B preferred dividends in the statement of cash flows for the year ended December 31, 2004.  Additionally, we will disclose when dividends have been declared and recognized in the Statement of Operations.

Revision:

Preferred Stock, Stockholders’ Equity, Stock Options and Warrants

In 2002, the Company authorized up to 575,000 shares of Series B Preferred Stock at a per share price of $1 per share.  The holders of Series B Preferred Stock are entitled to (i) receive an annual cumulative dividend at the rate of 10%, payable prior to dividends on any shares of common stock, (ii) two and one-half times the number of votes to which a holder of the same number of common shares is entitled, (iii) receive two and one-half shares of common stock for each share of Series B Preferred Stock tendered for conversion after September 30, 2005, (iv) require the Company to redeem shares of Series B Preferred Stock at the original sale price, plus accrued cumulative dividends, upon prior notice beginning after September 30, 2005, or in the event of a merger, sale of a majority of the stock or sale of substantially all the assets of the Company, and (v) receive a liquidation preference equal to the original sale price plus accrued cumulative dividends, prior to the rights of holders of the Series A Preferred Stock and the common stock.  On September 30, 2007, all outstanding shares of Series B Preferred Stock are redeemable at the original sale price plus accrued cumulative dividends.

As of December 31, 2004, the Company has issued 400,000 shares of Series B Preferred Stock to persons who were officers, creditors, directors or accredited investors in a private placement.  No underwriter was used in the sale.  The shares were offered by management to a limited number of informed investors in a transaction exempt from registration as a private placement under Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.  The purchase price was $1.00 per share. The Company declared $87,671 of Series B Preferred dividends during the year.  The Company paid $47,671 of the dividends by December 31, 2004 and has reflected the remaining $40,000 in other accrued liabilities.

Further, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission require any clarification or additional information, please contact me at the above address or by phone at (361) 289-1145.

Sincerely,

/s/ Barbara Woody
Barbara Woody
Controller and Principal Accounting Officer
American Medical Technologies, Inc.

Exhibit I

(Included in Biolase Technology Inc.’s Form S-3/A filed February 24, 2004)

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

 REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors American Medical Technologies, Inc.

We have audited the accompanying statements of selected assets and liabilities of the American Dental Laser division (“Division”) of American Medical Technologies, Inc. (“Company”) as of December 31, 2002 and 2001 and the related statements of revenues and expenses for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of selected assets and liabilities of the American Dental Laser division of American Medical Technologies, Inc. as of December 31, 2002 and 2001 and the statements of revenues and expenses for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Division will continue as a going concern. As discussed in Note 1 to the financial statements, the Division has incurred a net loss of $3,750,635 for the year ended December 31, 2002. This matter raises substantial doubt about the Division’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets that may result from the outcome of this uncertainty.

HEIN + ASSOCIATES LLP

Houston, Texas

July 25, 2003

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

 STATEMENTS OF SELECTED ASSETS AND LIABILITIES

	December 31, 2001	December 31, 2002	March 31, 2003
			(unaudited)
ASSETS
Current Assets:
Accounts receivable, less allowance for doubtful accounts of $205,000 in 2001, $100,000 in 2002 and $46,000 in 2003	$537,833	$160,886	$69,646
Inventories, net	2,237,854	1,177,364	993,624
Other current assets	98,511	30,924	28,424

Total current assets	2,874,198	1,369,174	1,091,694
Property and equipment, net	5,854	3,586	3,020

Total assets	2,880,052	$1,372,760	$1,094,714

LIABILITIES AND DIVISIONAL EQUITY
Current Liabilities:
Accounts payable	$579,806	$843,084	$842,852
Divisional equity:
Divisional surplus (deficit)	1,903,732	(1,846,903)	(1,956,450)
Intercompany transactions	396,514	2,376,579	2,208,312

Total divisional equity	2,300,246	529,676	251,862

Total liabilities and divisional equity	$2,880,052	$1,372,760	$1,094,714

See accompanying notes to these financial statements.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

STATEMENTS OF REVENUES AND EXPENSES

	Year Ended December 31,	Year Ended December 31,	Three Months Ended March 31,
	2001	2002	2002	2003
			(unaudited)
Revenues	$7,423,677	$4,378,210	$1,549,296	$267,181
Royalties	197,211	126,683	33,224	144,623

	7,620,888	4,504,893	1,582,520	411,804
Cost of sales	3,873,458	3,728,669	787,811	296,337

Gross profit	3,747,430	776,224	794,709	115,467
Cost and expenses:
Selling, general and administrative	5,006,716	3,876,752	1,013,716	210,730
Research and development	433,414	309,838	60,168	26,322
Restructuring costs	—	326,415	—	—

Loss from operations	(1,692,700)	(3,736,781)	(279,175)	(121,585)
Other income (expense):
Other income	64,345	9,333	5,733	29,741
Interest expense	(86,478)	(146,787)	(27,749)	(17,686)

Loss before income taxes	(1,714,833)	(3,874,235)	(301,191)	(109,530)
Income tax expense (benefit)	—	(123,600)	—	17

Net loss	$(1,714,833)	$(3,750,635)	$(301,191)	$(109,547)

See accompanying notes to these financial statements.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Three Months Ended March 31,
	2001	2002	2002	2003
			(unaudited)
Cash flows from operating activities:
Net loss	$(1,714,833)	$(3,750,635)	$(301,191)	$(109,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,268	2,268	567	567
Provision for slow-moving inventory	274,995	1,151,514	26,132	145,654
Provision for doubtful accounts	46,488	49,942	—	—
Changes in operating assets and liabilities:
Accounts receivable	1,488,412	327,006	213,848	91,240
Inventories	(565,887)	(91,024)	(259,467)	38,084
Other current assets	(1,329)	67,587	12,532	2,500
Accounts payable	73,372	263,277	(25,577)	(231)
Intercompany transactions	396,514	1,980,065	333,156	(168,267)

Net cash used in operating activities	—	—	—	—
Cash, at beginning of period	—	—	—	—

Cash, at end of period	$—	$—	$—	$—

See accompanying notes to these financial statements.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

American Dental Lasers (the “Division” or “ADL”) was a division of American Medical Technologies, Inc. (“AMT”), which develops, manufactures and markets high technology products designed primarily for general dentistry. The accompanying financial statements are derived from the historical books and records of AMT and present the statement of selected assets and liabilities and revenues and expenses applicable to the U.S. laser operations of AMT. On May 21, 2003, AMT entered into an Asset Purchase Agreement with BioLase Technology, Inc. (“BioLase”) for the sale of AMT’s laser assets for cash and stock with an aggregate value of approximately $5.6 million. The purchase price consists of $1,825,000, to be paid to Bank One to retire AMT’s debt to Bank One, and 307,500 shares of BioLase common stock.

Going Concern—The Division’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Division incurred a net loss of $3,750,635 for the year ended December 31, 2002, which raises substantial doubt about the Division’s ability to continue as a going concern.

Basic of Presentation—The accompanying unaudited financial statements of ADL for the three-month periods ended March 31, 2002 and 2003 have been prepared by management in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and allocations, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

The statements of selected assets and liabilities have been prepared using the historical basis of accounting and include all of the assets and liabilities specifically identifiable with the U.S. operations of the Division. The statements of selected assets and liabilities do not include assets and liabilities of AMT which are not specifically identifiable with the Division. These assets and liabilities are as follows:

•              Trade accounts receivable arising from the sale of laser parts;

•              Prepaid insurance and similar prepaid expenses;

•              Property and equipment of AMT other than equipment acquired by BioLase;

•              Accounts payable for amounts due to vendors supplying solely non-laser inventory, a combination of laser and non-laser inventory, or selling, general and administrative goods and services; and

•              Accrued liabilities such as accrued warranty, restructuring and compensation costs.

Allocation of these assets and liabilities using methods based upon revenues, net loss, assets and equity would not necessarily be reflective of the nature of the costs incurred. Depreciation, warranty, restructuring, compensation and interest expenses have been allocated to the Division and are considered intercompany charges for use of assets and resources that are not specifically identifiable with the Division.

The statement of revenues and expenses includes all revenue and expenses attributable to the U.S. operations of the Division, including a corporate allocation of costs of shared services (including legal, finance, sales, and marketing and corporate office expenses). These costs are allocated to the Division on a basis that is considered by management to reflect most fairly or reasonably the utilization of services provided to or the benefit obtained by the Division, such as the percentage of revenues or actual utilization. Therefore, AMT used a percentage of revenue approach in allocating these charges such that approximately 34.08%, 53.46%, 52.06% and 54.42% of these costs and expenses are allocated to ADL for the three months ended March 31, 2003 and 2002 and the years ended December 31, 2002 and 2001, respectively. Interest expense, which represents interest on bank debt incurred by AMT, was allocated to ADL, based on the percentage of revenue approach using these same percentages. Management believes the methods used to allocated these amounts are reasonable. However, the financial information included herein does not necessarily reflect what the financial position or results of operation would have been had the Division operated as a stand-alone public entity during the periods covered, and may not be indicative of future results of operations or financial position. For the years ended December 31, 2002, and 2001 and the three months ended March 31, 2002 and 2003, such allocated costs amounted to $3,381,838, $4,561,261, $933,639 and $244,787, respectively, and are included in operating expenses.

The details of the allocation were as follows:

	Year Ended December 31,	Year Ended December 31,	Three Months Ended March 31,
	2001	2002	2002	2003
			(unaudited)
Selling, general and administrative	$4,041,369	$2,598,798	$845,722	$200,779
Research and development	433,414	309,838	60,168	26,322
Restructuring	—	326,415	—	—
Interest expense	86,478	146,787	27,749	17,686

	$4,561,261	$3,381,838	$933,639	$244,787

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimate—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The determination of the Division’s valuation allowance for inventory is a significant estimate that could change materially over the next year should circumstances affecting the Division’s current sales volumes change.

Inventories—Inventories consist of the following:

	December 31, 2001	December 31, 2002	March 31, 2003
			(unaudited)
Finished goods	$1,013,825	$705,722	$597,939
Raw materials, parts and supplies, net of reserve for slow moving inventory of $297,700, $1,449,214 and $1,594,870, respectively	1,224,029	471,642	395,685

	$2,237,854	$1,177,364	$993,624

The Division’s reserve for slow moving inventory is evaluated periodically based on its current and projected sales and usage. Prior to the fourth quarter 2002, the Division’s inventory reserve was calculated by comparing on hand quantities as of the measurement date to the prior twelve months’ sales. The reserve calculation assumed that sales for each unit or part will not be less than sales for the prior twelve months. Changes to the reserves were included in costs of goods sold and had a direct impact on the Division’s financial position and result of operations. The reserve was calculated differently for finished units than it was for parts. For parts, when the on hand quantity exceeded the prior twelve months’ sales and usage, the excess inventory was calculated by subtracting the greater of the prior twelve months’ sales and usage or a base quantity of 50 from the quantity on hand. This excess was then 100% reserved. The base quantity of 50 represented management’s determination of the minimum quantity of parts needed to fulfill its service, repair, and warranty obligations for five years. All parts or units with less than twelve months of sales or usage history were excluded from the calculation.

In the fourth quarter of 2002, the Division changed certain assumptions it uses in computing the inventory valuation allowance. The inventory reserve calculation remained the same for finished units, but was changed for parts. For parts, the new policy assumes that three years of projected parts usage of any given part will not be subject to a valuation allowance. Any parts on hand exceeding three years of projected usage are subject to a 100% valuation allowance. For purposes of computing the valuation allowance at December 31, 2002 and March 31, 2003, parts usage was projected at 50% of the prior 12 months part usage. This change in methodology resulted in an increase in the reserve for slow moving inventory of $854,996 versus what it would have been under the prior methodology for the year ended December 31, 2002.

Restructuring Costs—In the second quarter of 2002 AMT adopted a restructuring plan that called for the closure of its remaining sales and service branches and significant reductions in the number of employees in mid-June. As part of the restructuring, a total of 49 employees were terminated, comprised of field sales and service personnel, manufacturing employees and administrative personnel. As of September 30, 2002 AMT had vacated all of its former sales and service centers. Costs such as employee severance, lease termination costs and other exit costs have been recorded as of the date the restructuring plan was finalized. None of the expenses accrued as part of the restructuring have any benefit for future operations. Certain costs were estimated based on the latest available information. Restructuring costs were allocated to the Division based on the Division’s revenues versus total AMT revenues.

Equipment—Equipment is stated at cost less accumulated depreciation and includes only the equipment purchased by Biolase. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Accumulated depreciation aggregated $11,703, $7,236 and $12,270 at December 31, 2002 and 2001 and March 31, 2003, respectively.

Intangible assets—During 2001, the Company’s distributorship agreement with its Japanese supplier expired. The Company has been unable to secure a distributor for its products in Japan. As a result, sales in Japan were nominal in 2002. The Company had intangible assets with a carrying value of $615,924 relating to various rights to distribute products to Japan. These circumstances are indicative of an impairment of these intangible assets. These intangible assets were charged off December 2002 in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted on January 1, 2002. This impairment expense is included in Selling, General and Administrative Expenses in the statement of revenues and expenses.

Revenue Recognition—The Division recognizes revenue from product sales when all of the following criteria are met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has been transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; 4) no further obligation exists on the part of the Division (other than warranty obligations); and 5) collectibility is reasonably assured. The Division recognizes the related estimated warranty expense when title is transferred to the customer, generally upon shipment. The Division has licensed technology to various companies for use in certain of their products. The royalties from these licenses are based on actual product sold by these companies. Accordingly, the Division recognizes royalty revenues as product is sold. The Division recognizes revenue on certain sales to two of its international distributors under terms that require shipment to a local independent warehouse. The Division’s policy is to include shipping and handling costs, net of the related revenues, which are not material in costs of goods sold. There are no significant estimates or assumptions involved in determining the appropriate recognition of revenues.

Stock Based Compensation—AMT grants stock options for a fixed number of shares to employees with an exercise price no less than the fair value of the shares at the date of grant. AMT accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants. Had the Company accounted for the stock under the fair value method, the Division’s net loss would not have been significantly impacted.

Income Taxes —The Division’s operations are included in the consolidated tax returns of AMT. Income tax expense (benefit) was allocated to the Division based on the pro rata revenues of the Division versus AMT as a whole for each of the respective periods included in the accompanying financial statements.

Advertising—The Division expenses advertising costs as incurred. Advertising expense approximated $131,000 and $73,000 in 2002 and 2001, respectively and $55,000 and $1,000 for the three months ended March 31, 2002 and 2003, respectively.

New Accounting Standards and Disclosures—In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It supersedes the guidance in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under EITF 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. Under SFAS 146, an entity’s commitment to a plan does not, by itself, create a present obligation that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 did not have a material impact on the Company.

NOTE 3—LITIGATION AND CONTINGENCIES

As part of the consideration in the execution of the Asset Purchase Agreement with BioLase, AMT and BioLase agreed to enter into a Stipulation for Dismissal with Prejudice in the patent infringement lawsuit filed by BioLase against AMT in the U.S. District Court for the Central District of California, Southern District. The stipulation settles all matters between the parties arising from that lawsuit, dismisses the complaint and prohibits BioLase from bringing any further action based on the alleged patent infringement.

Also in connection with the Asset Purchase Agreement with BioLase, AMT agreed to cooperate with BioLase in the defense of the patent infringement lawsuit filed in the Federal District Court for the Central District of California by Diodem LLC. That suit, in which AMT has not been served, alleges patent infringement on four patents and seeks injunctive relief and an unspecified amount of actual and trebled damages. Because the assets which were alleged to infringe on Diodem patents were sold to BioLase in the Asset Purchase Agreement, AMT assigned to BioLase its rights to recovery under that lawsuit, and BioLase agreed to indemnify AMT against any loss it may incur as a result of its cooperation with BioLase to take action it would not otherwise have taken in the defense of the suit.

The Company is involved in certain other litigation and claims arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the statement of selected assets and liabilities or statements of revenues and expenses of the Division.

NOTE 4—CHANGES IN DIVISIONAL EQUITY

Divisional Equity, January 1, 2001	$3,618,565
Net loss	(1,714,833)
Intercompany transactions	396,514

Divisional equity, December 31, 2001	2,300,246
Net loss	(3,750,635)
Intercompany transactions	1,980,065

Divisional equity, December 31, 2002	529,676
Net loss	(109,547)
Intercompany transactions	(168,267)

Divisional equity, March 31, 2003	$251,862